

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Christopher Seveney
President, CEO and CFO
CWS Investments, Inc
5242 Port Royal Rd #1785
North Springfield, VA 22151

> **Re: CWS Investments, Inc**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed August 7, 2023**
> **File No. 024-11857**

Dear Christopher Seveney:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 to the to the Offering Statement filed August 7, 2023

Cover Page

1. With the next amendment, please use the correct amendment number, which will be the fourth amendment. In this regard, the amendment filed on August 7, 2023 was the third amendment rather than the second amendment.

General

2. We note that your document indicates that you will issue up to 7,500,000 shares at $10 per share, for a total of $75,000,000. However, we also note that in several locations, you indicate that you will issue 750,000 shares. Please revise to clarify the number of shares that may be sold in this offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch Chief, at (202) 551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brian Gallagher